Exhibit 99.11

Management’s Discussion and Analysis

American Lithium Corp.

Management Discussion and Analysis

For the year ended February 28, 2021

(Expressed in Canadian Dollars)

Management’s Discussion and Analysis

Introduction

American Lithium Corp. (the “Company" or “American Lithium”) was incorporated in British Columbia under the Business Corporations Act (British Columbia) and is engaged in the acquisition, exploration and development of resource properties. The Company’s common shares are listed for trading on Tier 2 of the TSX Venture Exchange (the “Exchange”) under the symbol “LI”, the Frankfurt Stock Exchange under the symbol “5LA”, and the OTCQB under the symbol “LIACF”.

This management’s discussion and analysis (“MD&A”) reports on the operating results and financial condition of the Company for the year ended February 28, 2021 and is prepared as of June 24, 2021. The MD&A should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended February 28, 2021 and February 29, 2020, and the notes thereto which were prepared in accordance with International Financial Reporting Standards (“IFRS”).

All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

Cautionary Note Regarding Forward-Looking Information

This document may contain “forward-looking information” within the meaning of Canadian securities legislation (“forward-looking statements”). These forward-looking statements are made as of the date of this document and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation.

Forward-looking statements relate to future events or future performance and reflect management’s expectations or beliefs regarding future events and include, but are not limited to, the Company and its operations, its planned exploration activities, the adequacy of its financial resources and statements with respect to the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; global pandemics; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as those factors detailed from time to time in the Company’s condensed interim and annual consolidated financial statements and management discussion and analysis of those statements, all of which are filed and available for review under the Company’s profile on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

2

Management’s Discussion and Analysis

Description of Business

American Lithium is an exploration stage company engaged in the acquisition, exploration and development of resource properties.

In June 2020, the Company appointed Simon Clarke as a director of the Company.

In June 2020, 500,000 common shares were issued to the TLC Royalty Holder, defined below in “Current Properties”, in connection with the TLC Property purchase/royalty agreement.

In July 2020, the Company entered into a royalty buyback agreement with TLC Royalty Holder under which the Company bought back one-and-one-half percent (1.5%) of the existing gross overriding royalty pertaining to the TLC Property in consideration for $200,880 (US$150,000) and 843,750 common shares at a fair value of $1,805,625 to the TLC Royalty Holder.

In July 2020, the Company closed a share purchase agreement with the shareholder of Esoteric Consulting Ltd. (“Esoteric”) whereby the Company purchased 100% of the outstanding shares of Esoteric. Esoteric owned 50% of the issued outstanding shares 4286128 Nevada Corp. (“4286128 Nevada”), which holds the title to a series of lode mining claims totalling approximately 2,000 acres located in Nye County, Nevada, contiguous to and north and northwest of the TLC Property. On the same day, the Company, through Esoteric, acquired the remaining 50% of the issued and outstanding shares of 4286128 Nevada. Pursuant to these share purchase agreements, the Company issued 4,000,000 common shares of the Company at a fair value of $7,320,000.

In September 2020, the Company entered into a real estate property purchase agreement to acquire over 300 acres of privately held lands and the accompanying 1,176 acre-feet of water rights. (“TLC Water Rights Agreement”). The transfer of the property interest and the water rights was finalized for total consideration of US$1.3 million, of which the Company paid US$265,000 ($349,488) on closing and issued a promissory note for US$1,035,000 to the vendors.

In September 2020, the Company granted 4,800,000 stock options to certain officers, directors, and consultants of the Company at an exercise price of $1.28. These options were granted for a period of five years, vested as follows: 1/3 on the date of grant, 1/3 on the six months from the date of grant and 1/3 on the first anniversary.

During the year ended February 28, 2021, the Company issued 34,655,051 common shares in connection with the exercise of 34,655,051 warrants with a weighted average exercise price of $0.37 for total proceeds of $12,802,296. In addition, the Company also issued 4,570,000 common shares in connection with the exercise of 4,570,000 stock options with an exercise price of $0.37 for total proceeds of $1,712,600.

In April 2021, the Company closed a non-brokered private placement financing of 7,518,750 units at a price of $2.00 per unit for gross proceeds of $15,037,500. Each unit consists of one common share of the Company and one-half share purchase warrant. Each warrant shall entitle the holder to purchase an additional common share of the Company at a price of $3.00 for a period of three years. The Company paid aggregate cash finders’ fees totaling $590,250 and issued 295,125 non-transferrable warrants to certain finders in relation to the financing.

In May 2021, the Company completed the acquisition of all the issued and outstanding common shares of Plateau Energy Metals Inc. (“Plateau”). The arrangement resulted in Plateau becoming a wholly-owned subsidiary of the Company (the “Transaction”). Plateau, a Canadian exploration and development company, is enabling the new energy paradigm through exploring and developing its Falchani lithium project and Macusani uranium project in southeastern Peru, both of which are situated near significant infrastructure.

3

Management’s Discussion and Analysis

Under the terms of the arrangement, each Plateau share is entitled to receive 0.29 of a common share of the Company (each whole share an “American Lithium Share”) and 0.145 of a common share purchase warrant (each whole warrant an “Exchange Warrant”) of the Company (the “Exchange Ratio”). Each whole Exchange Warrant will entitle the holder to acquire one common share of the Company at a price of $3.00 for a period of 3 years.

Each existing Plateau share purchase warrant will, upon the exercise thereof in accordance with its terms, entitle the holder to acquire 0.29 of an American Lithium Share and 0.145 of an Exchange Warrant. Existing Plateau stock options will be exchanged for an option to acquire from the Company the number of American Lithium Shares equal to the product of: (A) the number of Plateau shares subject to such Plateau stock option immediately prior to the arrangement, multiplied by (B) 0.29 of an American Lithium Share for each Plateau share. Each restricted share unit and deferred share unit of Plateau was vested immediately and was exchanged for one Plateau Share. Pursuant to the arrangement, American Lithium acquired 127,213,511 Plateau Shares, representing 100% of the outstanding Plateau Shares.

In connection with the arrangement, Plateau paid $600,625 in cash and issued 2,666,666 Plateau shares as finders’ fees. In addition, the Company paid $200,000 in cash and issued 867,882 American Lithium Shares as finders’ fees.

In May 2021, the Company entered into an agreement with an arm’s-length party which controls all rights to the claims to acquire a 100% interest in a series of mining claims contiguous and to the west of the existing TLC project. The claims are not subject to any royalties or encumbrances. Pursuant to the agreement, the Company issued 4,000,000 common shares to acquire these mining claims. No finders’ fees or commissions are payable in connection with the acquisition and the acquisition remains subject to the approval of the TSX Venture Exchange.

Subsequent to February 28, 2021, the Company issued 1,772,400 common shares in connection with the exercise of 1,772,400 warrants with a weighted average exercise price of $0.16 for total proceeds of $279,050. In addition, the Company also issued 150,333 common shares in connection with the exercise of 150,333 stock options with a weighted average exercise price of $0.94 for total proceeds of $140,926.

Overall Performance

The Company has been actively involved in lithium exploration since April 2016 and has been focused on the acquisition, exploration and development of US based properties prospective for lithium deposits. Currently, American Lithium focus its interests in the TLC Property, the Falchani Property and the Macusani Property, as the Company recognizes them to have potential for development.

Exploration and Evaluation Properties

For the year ended February 28, 2021, the Company incurred exploration and evaluation costs of $11,154,014 (prior to write-off) as compared to $91,474 (prior to write-off) in the comparative year for 2020.

The cost of acquiring and maintaining the Company’s interest in its exploration and evaluation assets are capitalized on a property-by-property basis pending determination of the technical feasibility and the commercial viability of the project. Exploration and evaluation costs are expensed as incurred. Costs directly related to the acquisition are capitalized once the legal rights to explore the exploration and evaluation assets are acquired or obtained.

4

Management’s Discussion and Analysis

Change during the year ended February 29, 2020:

	Colorado Property	Gap Lode Claim Block Property	TLC Property	Extinction Ridge Property	Total
	$	$	$	$	$
Maintenance fees	-	-	78,956	12,518	91,474
	-	-	78,956	12,518	91,474
Write-off of exploration and evaluation assets	(4,880,309)	(4,191,357)	-	-	(9,071,666)

For the year ended February 29, 2020	(4,880,309)	(4,191,357)	78,956	12,518	(8,980,192)

Change during the year ended February 28, 2021:

	TLC Property	Extinction Ridge Property	Total
	$	$	$
Acquisition costs	9,092,899	-	9,092,899
Royalty buyback	2,006,505	-	2,006,505
Maintenance fees	54,610	-	54,610
	11,154,014	-	11,154,014
Write-off of exploration and evaluation assets	-	(251,133)	(251,133)

For the year ended February 28, 2021	11,154,014	(251,133)	10,902,881

The total cumulative acquisition and deferred exploration costs for the Company’s current projects to February 28, 2021 are summarized as follows:

	TLC Property	Extinction Ridge Property	Total
	$	$	$
Acquisition costs	9,354,684	238,615	9,593,299
Royalty buyback	2,006,505	-	2,006,505
Maintenance fees	148,305	12,518	160,823
	11,509,494	251,133	11,760,627
Write-off of exploration and evaluation assets	-	(251,133)	(251,133)

Balance, February 28, 2021	11,509,494	-	11,509,494

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Management’s Discussion and Analysis

Current Properties

Tonopah Claystone Claims (“TLC”) Property - Nevada, USA

In August 2018, the Company finalized a purchase/royalty agreement with Nevada Alaska Mining Co., Inc. (“TLC Royalty Holder”), who has the claims and title to a series of unpatented lode mining claims located in Nye County, Nevada, USA, subject to an overriding 2.5% gross overriding royalty, of which 1.25% can be purchased within 3 years for US$1 million.

As at November 21, 2018, the Company fulfilled its commitments and acquired a 100% undivided interest in the TLC property. During the year ended February 28, 2019, the Company issued 250,000 common shares at a fair value of $130,000 and paid $131,785 (US$100,000) to TLC Royalty Holder.

In addition, if the Company calculates a mineral resource on the TLC Property exceeding 500,000 tons of Lithium Carbonate Equivalent (“LCE”) in all reserve categories, the Company will issue a bonus payment of 250,000 shares to TLC Royalty Holder. An additional 250,000 shares will be issued to TLC Royalty Holder if the calculation exceeds 1,500,000 tons of LCE on the TLC Property. During the nine months ended November 30, 2020, the Company issued 500,000 common shares at a fair value of $320,000 due to the LCE calculation on the TLC Property.

On July 9, 2020, the Company entered into a royalty buyback agreement with TLC Royalty Holder under which the Company bought back one-and-one-half percent (1.5%) of the existing gross overriding royalty pertaining to the TLC Property in consideration for $200,880 (US$150,000) and 843,750 common shares at a fair value of $1,805,625 to the TLC Royalty Holder.

On July 24, 2020, the Company closed a share purchase agreement with the shareholder of Esoteric Consulting Ltd. (“Esoteric”) whereby the Company purchased 100% of the outstanding shares of Esoteric. Esoteric’s only asset is comprised of its ownership of 50% of the issued outstanding shares 4286128 Nevada Corp. (“4286128 Nevada”), which holds the title to a series of lode mining claims totalling approximately 2,000 acres located in Nye County, Nevada, contiguous to and north and northwest of the TLC Property. On the same day, the Company, through Esoteric, acquired the remaining 50% of the issued and outstanding shares of 4286128 Nevada. Pursuant to these share purchase agreements, the Company issued 4,000,000 common shares of the Company at a fair value of $7,320,000, which has been accounted for as an asset acquisition.

On September 14, 2020, the Company entered into a real estate property purchase agreement to acquire over 300 acres of privately held lands and the accompanying 1,176 acre-feet of water rights. (“TLC Water Rights Agreement”). The transfer of the property interest and the water rights was finalized for total consideration of US$1.3 million, of which the Company paid US$265,000 ($349,488) on closing and issued a promissory note for US$1,035,000 to the vendors.

The water rights come from a 326-acre farm whose water rights are part of the same hydrographic basin as the TLC Project, Basin 137-a, or ‘Big Smoky Valley – Tonopah Flat’. The purchase of the farm is a critical step in securing the required makeup water for the innovative patent-pending lithium recovery process for TLC’s unique lithium bearing claystones.

The TLC Project has been the focus of the company’s exploration efforts since 2019. Lithium claystone mineralization is found consistently in near surface sampling across a 3 square kilometre area and is open to expansion to the north, south and west sides of the project. The property is composed of 251 contiguous claims which have an area of 2099 hectares or 5186 acres (see figure below).

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Management’s Discussion and Analysis

TLC Claim map with Collar Locations

Drill Programs

The Phase I RC Drill Program was completed in late winter 2019 with a total of 18 reverse circulation drill holes and 1719 metres of drilling completed. Significant lithium enriched claystone beds have been identified over area 2.5 kilometre long and 1.5 kilometre wide. There is a consistent stratigraphic and grade correlation between adjacent drill holes (see below).

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Management’s Discussion and Analysis

Drill holes in section SW-NE TLC-1919C to TLC-1915

A second part of the Phase I drill program was a Core Recovery Program was conducted in June 2019. Five diamond drill holes totaling 487.7 metres were completed, two of which were twin holes to RC drill holes. Assay results confirm previous drill results and expand the extent of mineralization.

Phase II RC Drill Program was completed in February 2020 consisting of five reverse circulation drill holes for 594.4 metres. Results help to define the extent of mineralization and the geological conditions within the claim block. Significant composite intersections for all the drilling campaigns are shown below.

In November 2020, the Company commenced a Phase III 6” Sonic Drill Program, drilling six holes (a seventh hole was abandoned). This program was designed to recover additional sample material from previously drilled areas within the resource. The recovered material from two holes were submitted for mineralogical and metallurgical testing. Two drill holes in the northern part of the new claims had assay analysis done on selected intervals, which indicate lithium values are lower than in the central part of the deposit. Additional drilling will be required to fully assess the new claims.

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Management’s Discussion and Analysis

Significant Intercepts at TLC Lithium Claystone Project

Drill Hole ID	Top (m)	Bottom (m)	Interval (m)	Grade (Li ppm)
TLC-1901	10.7	71.7	61	1109
TLC-1902	27.4	63.8	36.4	1084
TLC-1903	41.1	83.8	42.7	994
TLC-1904	24.4	68.6	44.2	934
TLC-1905	3.0	24.3	21.3	739
and	44.2	61.0	16.8	868
TLC-1906	71.7	86.9	15.2	1098
TLC-1907	3.0	79.2	76.2	855
TLC-1908	27.4	51.8	24.4	635
and	70.1	91.4	21.3	987
TLC-1909	3.0	76.2	73.2	829
TLC-1910	18.3	67.1	48.8	1140
TLC-1911	13.7	51.8	38.1	1011
TLC-1912	27.4	85.3	57.9	1194
TLC-1913	13.7	67.0	53.3	1125
TLC-1914	16.8	71.7	54.9	1034
TLC-1915	30.5	67.1	36.6	1142
TLC-1916	29.0	96.1	67.1	1237
TLC-1917	44.2	115.8	71.6	1201
TLC-1918	3.0	70.1	67.1	1083
TLC-1919-C	2.4	73.1	70.7	1041
TLC-1920-C	19.8	102.1	82.3	1084
TLC-1921-C	13.7	64.0	50.3	1027
TLC-2002	48.8	115.8	67.0	1239
TLC-2003	27.4	117.3	89.9	1068
TLC-2004	44.2	86.9	42.7	917
Drill intersections at a lithium cutoff grade of 600ppm

Resource Estimate

A maiden 43-101 resource estimate was prepared by Stantec Consulting Ltd., effective April 15, 2020 utilizing the Phase I and II drilling results. An estimated pit-constrained Resource (at 400 ppm cut-off) of 1.107 billion tonnes Measured and Indicated (“M+I”) plus 362 million tonnes Inferred containing 5.37 million tonnes Lithium Carbonate Equivalent (“LCE”) M+I and 1.76 million tonnes LCE Inferred. See table below for a summary of the TLC pit-constrained resource estimate at various cut-offs. The Company is planning additional drilling to expand the resource further.

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Management’s Discussion and Analysis

TLC Project Lithium Resource Estimates

• CIM definitions are followed for classification of Mineral Resource.

• Mineral Resource surface pit extent has been estimated using a lithium carbonate price of US10,000 US$/tonne and mining cost of US$2.00 per tonne, processing costs of US$14 per tonne, a lithium recovery of 80%, fixed density of 1.70 g/cm3

• Conversions: Li2CO3:Li ratio = 5.32, LiOH.H2O:Li ratio =6.05

• Totals may not represent the sum of the parts due to rounding.

• The Mineral Resource estimate has been prepared by Derek Loveday, P. Geo. of Stantec Consulting Services Ltd. in conformity with CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with the Canadian Securities Administrators NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted into mineral reserve.

Mineralogical and Metallurgical Testing

Mineralogical and metallurgical tests are underway. Testing conducted by McClelland Laboratories of Sparks, Nevada, demonstrates that lithium recoveries exceeding 90% are achieved in 10 minutes with sulfuric acid leaching. Drill cuttings were subjected to several extraction methods including agitated leach, acid curing and counter-current agitated leach. In combination with the process evaluation, leach solution temperature was investigated. In general, TLC lithium claystone is consistently highly leachable throughout the project with leach times comparing very favourably with other claystone projects.

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Management’s Discussion and Analysis

Results from Agitated Leach Tests

Additional testing designed by SND Consulting of Tucson, Arizona, and conducted by McClelland Laboratories of Sparks, Nevada, demonstrates that using an acid agglomeration and cure process for the extraction of lithium resulted in an average 87% lithium extraction with only a brief agitation period and without high solution temperature requirements. This testing indicates the extraction process can potentially be completed without the use of any heat and with a very brief agitation time. In addition, the acid consumption was lower than required for an agitation leach. There was no statistical difference in lithium extractions between acid dose levels of 500 or 600 kg/tonne of ore, suggesting that evaluation of lower acid dose is required to define the lower limit.

A flowsheet based on acid leaching, impurity removal, and lithium carbonate precipitation has been tested at McClelland Laboratories and was successful in the production of lithium carbonate. This base-case flowsheet will be optimized further. Additionally, various improvements to the process are being considered such as mineral separation and acid regeneration. Moreover, the production of lithium hydroxide as a product is being considered as well.

The Company has continued to build on these results by utilizing researchers at Lawrence Berkeley National Laboratory (LBNL) and then corroborating and expanding the LBNL findings utilizing McClelland Laboratories in Sparks, Nevada. Utilizing a centrifuge, technicians were able to concentrate lithium to grades as high as 2207 ppm and then extract up to 96% of the lithium in the upgraded fraction while utilizing 45% less sulfuric acid per unit of lithium extracted compared to previous testing. The beneficiated fraction contained 78.5% of the lithium in 51% of the mass; providing overall lithium extractions of 75% and a greatly improved economic outlook due to the reduced acid consumption and higher lithium grade in the leachate solution.

Further verification of this process was completed by SGS Laboratories of Lakefield, Ontario, wherein SGS confirmed similar upgrading, with statistically similar results, using hydro cyclone technology. In comparison to the laboratory scale centrifuge testing at McClelland labs, the use of hydro cyclone separators at SGS illustrates the potential to implement this process on an industrial scale.

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Management’s Discussion and Analysis

Other Information

In August 2020, the Company announced the results from its Draft Baseline Biological Survey Report which examined the project area in detail to document all species present. The report shows that “No species or habitat protected under the ESA (Endangered Species Act) are present within the project area.” This is a positive development for American Lithium as it suggests the development of TLC can continue and will not be threatening to vulnerable species. Further, it allows for continuation of study and the completion of the Plan of Operation (Environmental Assessment). American Lithium has delivered the Notice to Proceed to EM Strategies to begin the Cultural Survey, which is the next major step in the permitting process.

The Company submitted its Plan of Operations to the Bureau of Land Management (BLM) in January 2021. The Plan of Operations increases the surface disturbance allowance to 168 acres in two phases, 84.5 acres in Phase 1, and 78.5 acres in Phase 2, and includes all necessary descriptions of environmental and reclamation planning for the next phase of operations, which includes new drill sites to further characterize the TLC resource, excavation of large test pits to provide bulk sampling for metallurgical testing, a 5-acre laydown area intended for the future pilot plant and biological and cultural surveys that can be used for further permitting.

Bruce Kienlen, P.Geo., is the qualified person for American Lithium, is independent of the Company, and has reviewed and approved the technical information in this MD&A.

Falchani Lithium Project (“Falchani”) and Macusani Uranium Project (“Macusani”) – Puno, Peru

Following the Transaction with Plateau, through its Peruvian operating company subsidiary, Macusani Yellowcake SAC, the Company holds title to, or has court injunctions preserving title on, over 930 km2 of mineral concessions in the Province of Carabaya, Department of Puno in southeastern Peru. The current project land position was the result of several consolidation transactions between 2007 and 2014 (see Map, below):

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Management’s Discussion and Analysis

Cautionary Note Regarding Concessions

Thirty-two of the Company’s concession are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to the 32 of the concessions invalid due to late receipt of the annual validity payment. In November 2019, the Company applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained in at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and the remaining three concessions which contain uranium mineral resource estimates, however the process has been delayed due to various in-country factors. A date for the hearing has not yet been set, but the Company expects it should take place shortly. If the Company does not obtain a successful resolution of Processes, Macusani’s title to the concessions could be revoked, including title to the Ocacasa 4 concession and the Falchani Lithium Project would proceed as presented in the Alternative Case.

Falchani Lithium Project Highlights

Following the initial discovery in November 2017, accelerated exploration efforts led to the maiden mineral resource estimates being announced on July 24, 2018, followed by an updated mineral resource estimate on March 4, 2019, increasing the total lithium resources by more than 90%. The Falchani Lithium Project resource is comprised of three zones, namely the upper breccia unit (“UBX”), lithium-rich tuff unit (“LRT”) and lower breccia unit (“LBX”), in order of stratigraphy.

The results of an independent Preliminary Economic Assessment (“PEA”), prepared by DRA Global (“DRA”), were announced on February 4, 2020, demonstrating that the Falchani Lithium Project has the potential to become a large, long life producer of low cost, high quality, low impurity battery grade Li2CO3. Unless otherwise stated, all dollar figures for the PEA are in United States dollars and the economic highlights represent the Company’s 100% interest in the Falchani Lithium Project.

The Falchani Lithium Project PEA presents a “Base Case” scenario which is inclusive of both the Falchani and Ocacasa 4 concessions. The “Alternative Case” scenario presented represents only the Falchani concession to demonstrate the economic value as if the Falchani concession were a standalone or phase 1 project in light of the current dispute with regards to the ownership of the Ocacasa 4 concession. Please refer to the Cautionary Note Regarding Concessions section in this MD&A.

Preliminary Economic Assessment Key Highlights

Description	Units	Base Case	Alternative Case
LCE Price	tonne	12,000	12,000
Life of Mine	years	33	26
Processing Rate P1 / P2 / P3[1]	Mtpa	1.5 / 3.0 / 6.0	1.5 / 3.0 / NA
Average Throughput (P1)	tpa	1,437,500	1,437,500
Average Throughput (LOM)	tpa	4,407,687	2,421,780
Li2CO3 Produced (average LOM)[1]	tpa	63,034	33,842
P1 Li2CO3 Production (steady state)	tpa	22,678	22,731
P2 Li2CO3 Production (steady state)	tpa	44,227	41,252
P3 Li2CO3 Production (steady state)	tpa	85,230	n/a
LCE Produced (total LOM)[1]	tonnes	2,080,113	879,895
Unit Operating Cost (OPEX) P1[2]	$/LCE tonne	4,438	4,348
Unit Operating Cost (OPEX) LOM[2]	$/LCE tonne	3,958	4,333
Gross Revenue	$ B	24,961	10,558

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Management’s Discussion and Analysis

Description	Units	Base Case	Alternative Case
Capital Cost (CAPEX)[3] P1	$ M	587	587
Capital Cost (CAPEX)[3] LOM	$ M	1,970	1,082
Sustaining Capital Costs (undiscounted)	$ M	119.6	66.4
Project Economics - $12,000/t Li2CO3
Pre-tax:
Net Present Value (NPV) (8%)	U$ M	2,712	1,514
Internal Rate of Return (IRR)%		24.2	23.5
Payback Period (undiscounted)	years	4.3	4.2
Average Annual Cash Flow (LOM)	$ M	444	215
Cumulative Cash Flow (undiscounted)	$ M	14,638	5,597
After-tax:
Net Present Value (NPV) (8%) After-Tax	$ M	1,554	844
Internal Rate of Return (IRR) After-Tax	%	19.7	18.8
Payback Period (undiscounted)	years	4.7	4.6
Average Annual Cash Flow (LOM/P2 or P3 steady state)	$ M	272 / 430 (P3)	131 / 198 (P2)
Cumulative Cash Flow (undiscounted)	$ M	8,977	3,418

Notes:

1.	Production: base case is 3 phases, 1.5Mtpa, 3Mtpa and 6Mtpa; alternative case is 2 phases 1.5Mtpa and 3Mtpa.
2.	Includes all operating expenditures, the estimate is expected to fall within an accuracy level of ±35%.
3.	Includes 11% contingency on process plant capital costs, 15% contingency is included in the tailings and infrastructure costs, and closure costs (LOM).

Readers are cautioned that the PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty the results of the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional work is required to upgrade the mineral resources to mineral reserves. In addition, the mineral resource estimates could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing, or other relevant factors.

The completed technical report on the PEA entitled “Falchani Lithium Project NI 43-101 Technical Report – Preliminary Economic Assessment” prepared by John Joseph Riordan, David Thompson, Valentine Cotzee of DRA Pacific and Mr. Stewart Nupen of The Mineral Corporation, effective February 4, 2020, can be located under the Company's profile on SEDAR (www.sedar.com) and on the Company's website.

Key Project Attributes

●	Scaled approach to development allows the Project to grow with market demand
●	Battery quality, low impurity lithium chemical allows complete onsite production, maximizing the Company’s share of the value chain
●	Lithium-rich sulfate process step supports flexibility to adapt lithium chemical production for industry demand
●	Onsite acid plant provides green power generation and enables low cost reagent access
●	Inputs sourced largely in Peru support local development while reducing costs and value-added taxes
●	Availability of contract mining reduces CAPEX and provides flexibility during expansion phases
●	Major contributor to economic development in Peru of approximately $2.1 billion LOM capital investment and tax and royalty contributions estimated in excess of $5 billion[1]
●	Excellent infrastructure near site to support future Project development and operations

1 Royalties: approximately $760 million, Workers Participation Tax & Pension Fund: approximately $1.25 billion, Income Tax: approximately $3.75 billion.

14

Management’s Discussion and Analysis

Green Project Initiatives

●	Water Efficiency: Use of filtered tailings enables recycling of up to 90% of process water
●	Environmental and Personnel Safety: Use of environmentally responsible dry stacking tailings technology
●	Clean Energy Generation: Sulfuric acid plant on site produces sufficient clean energy to power entire process plant and provide excess power
●	Renewable Energy: Access to hydro power grid available nearby
●	Future development work to evaluate opportunities such as:
	o	electric mine fleet with excess clean energy storage on site
	o	rainwater run off storage and additional water recycling
	o	low CO2 transport and logistics for consumables

Processing

The process flow sheet (below), including plant, equipment and up-front leaching and downstream precipitation was developed by DRA, working with ANSTO Minerals’ (“ANSTO”) laboratories with input from M.Plan International (“M.Plan”). Following mining, mineralized material will be crushed to P80 150 μm, followed by warm (95 °C) sulfuric acid (H2SO4) tank leach processing for a residence time of 24 hours, to extract 89% of lithium to leach solution. The process utilizes conventional up-front tank leaching, widely used in various mining operations to extract metals from mineralized material today. This is followed by a 3-stage purification process to reduce various impurities in the leach solution, mechanical evaporation and conventional precipitation, using a crystallization plant, to produce a high purity/low impurity battery grade Li2CO3 product as demonstrated by test work run by ANSTO and described in the press release dated July 18, 2019. The estimated time from mining to producing a battery grade end-product is approximately 48 hours. An overall recovery of 80% from mineralized material to Li2CO3 is utilized in the PEA.

As a significant portion of the operating costs are derived from sulfuric acid use as the leaching reagent, the PEA includes the construction of a 1,700 tonnes per day (“tpd”) sulfur burning acid plant at site, in P1, to produce, on average, 1,500 tpd of sulfuric acid. In subsequent phases, additional modules are added to meet expanded processing capacity.

Metallurgical Work Program Results:

Tank Leach
High Purity, Battery Grade (>99.50%)	99.74%
Overall Recoveries Li2CO3	77 to 81%
Sulfuric Acid Addition	370 kg/t

Tank Leach Process Flowsheet

15

Management’s Discussion and Analysis

On April 8, 2020, results from the preliminary test work program (“Program”) focused on recovery and precipitation of sulfate of potash, rubidium and caesium concentrate from a pregnant leach solution (“PLS”) created from the Falchani Project PEA.

Highlights of the Program:

•	The Program was run on a sample of Falchani lithium-rich tuff material at the same conditions as the lithium leaching studies published by the Company in the PEA with concentrations of 3,400 ppm lithium; 3 wt% K; 600 ppm Cs and 1,400 ppm Rb;
•	Extractions of the following metals (from lithium-rich tuff into sulfate solution via previous test work and supported in this Program):
o	Potassium (“K”): 43%
o	Caesium (“Cs”): 84%
o	Rubidium (“Rb”): 67%
•	Excellent rejection of aluminum using ‘simple’ neutralization with lime or high temperature treatment (calcination);
•	Caesium precipitation: selective crystallization of >99% of the Cs and Rb from PLS, along with some K, by cooling to between 20 and 30°C following the PEA flowsheet (above); and
•	Precipitation of approximately 18% of K from leaching of feed material through to PLS at temperatures below 20°C to a purified K-alum in the first pass, with future test work potentially optimizing the yield.

Extraction and Precipitation in Current Program

		Precipitation %
Element	Extraction in Leach %	At 25°C	At 5°C
K	43	61	87
Rb	67	100	100
Cs	84	100	100

Future Optimization Potential

The PEA identifies several opportunities which may greatly enhance the economics and include:

•	Revenue opportunities: further evaluation of additional revenue streams, not included in the PEA, such as SOP fertilizer (K2SO4), caesium sulfate (Cs2SO4) and rubidium sulfate (Rb2SO4). Preliminary metallurgical test work completed in April 2020 (refer to results above).
•	Capital optimization: alternative acid plant and processing plant/equipment sourcing, including evaluating options for “over the fence” acid and power purchase from a third-party operator.
•	Operating cost optimization: long-term contracts for major consumables, reduction in processing consumables and/or costs through process model optimization.

Mineral Resource Estimates

The PEA has considered only the lithium-rich bearing tuffs (“LRT”), namely LRT1, LRT2, and LRT3, three of five geological units presented in the Falchani Lithium Project technical report, effective March 1, 2019, prepared in accordance with NI 43-101 by Mr. Stewart Nupen (“QP”) of The Mineral Corporation and filed on SEDAR (the “2019 Technical Report”). As a result, the Base Case and Alternative Case utilize less than 48% and 47%, respectively, of the total mineral resource estimates included in the 2019 Technical Report.

The PEA Base Case considered the Mineral Resource estimate for both the Falchani and Ocacasa 4 concessions, as described in the 2019 Technical Report. As there have been changes to the mineral tenure circumstances, particularly with respect to the dispute over the ownership of the Ocacasa 4 concession, the split between Falchani and Ocacasa 4 is provided in the table below for additional clarity. The Alternative Case considered a sub-set of the Mineral Resource estimate described in the 2019 Technical Report, which being the Mineral Resources contained within the Falchani concession only. The Mineral Resource estimates have not been updated to inform the PEA, however, owing to the current mineral tenure dispute, for the Alternative Case, only the Falchani Concession Mineral Resource estimate has been considered.

16

Management’s Discussion and Analysis

The mineral resource estimates for the Falchani Lithium Project, effective March 1, 2019, are based on a 1,000 ppm lithium (“Li”) cut-off grade are as follows:

Licence	Category	Zone	Metric Tonnes (Mt)	Li (ppm)	Li2O (%)	Li2CO3 (%)	Contained Li2CO3 (Mt)
FALCHANI	Indicated	UBX	5.38	1 472	0.32	0.78	0.04
		LRT1	6.15	3 718	0.80	1.98	0.12
		LRT2	16.66	3 321	0.72	1.77	0.29
		LRT3	11.03	3 696	0.80	1.97	0.22
		LBX	10.16	1 901	0.41	1.01	0.10
		Total	49.39	2 961	0.64	1.58	0.78
	Inferred	UBX	8.44	1 616	0.35	0.86	0.07
		LRT1	13.84	3 290	0.71	1.75	0.24
		LRT2	28.68	2 994	0.64	1.59	0.46
		LRT3	16.13	3 292	0.71	1.75	0.28
		LBX	57.39	2 250	0.48	1.20	0.69
		Total	124.48	2 629	0.57	1.40	1.74
OCACASA 4	Indicated	UBX	0.85	1 750	0.38	0.93	0.01
		LRT1	1.32	3 668	0.79	1.95	0.03
		LRT2	5.37	3 232	0.70	1.72	0.09
		LRT3	2.00	3 658	0.79	1.95	0.04
		LBX	2.00	1 379	0.30	0.73	0.01
		Total	11.53	2 926	0.63	1.56	0.18
	Inferred	UBX	5.33	1 911	0.41	1.02	0.05
		LRT1	10.17	3 422	0.74	1.82	0.19
		LRT2	33.62	3 292	0.71	1.75	0.59
		LRT3	21.11	3 349	0.72	1.78	0.38
		LBX	65.36	2 297	0.49	1.22	0.80
		Total	135.59	2 777	0.60	1.48	2.00

UBX = upper breccia; LRT = lithium rich tuff; LBX = lower breccia

Notes: Minor discrepancies due to rounding may occur. Li Conversion Factors as follows: Li:Li2O=2.153; Li:Li2CO3=5.323; Li2O:Li2CO3=2.473. Geological losses of 5% or 10% have been applied, based on geological structure and data density. The average geological loss is 6%. Density = 2.40.

The mineral resource estimates are based on the initial 29 drill holes and 20 additional drill holes. Sampling was carried out at sampling intervals of between 0.5m and 1.0m. Samples used throughout the estimation process were composited to a downhole length of 2.5m.

17

Management’s Discussion and Analysis

Environmental

A baseline environmental study (the “Baseline Study”) undertaken by ACOMISA, a Lima-based environmental consulting company and continued in collaboration with Anddes Asociados S.A.C. (‘Anddes’) is ongoing. The Baseline Study was expanded to include each of the Falchani Lithium Project and Macusani Uranium Project areas and now covers the affected areas belonging to the communities of Isivilla, Tantamaco, Corani, Chimboya and Paquaje, and Chacaconiza. This expanded Baseline Study was accepted by the Peruvian Government Agency SENACE (Servicio Nacional de Certificacion Ambiental) and built on previous environmental monitoring that was started by the Company in 2010 during the exploration phase of work. The Baseline Study has recently progressed into an EIA that includes community relations and impacts of future development, as well as flora, fauna, water, air and noise sampling and comprehensive archaeological studies. Restrictions put in place to mitigate COVID-19 in Peru may cause delays to the completion of the EIA as work had been put on hold during lockdown. However, some EIA activities continued in 2020, albeit at a slower pace.

The Falchani Lithium Project lies outside of the Corani-Macusani Area of Cultural and Archaeological Significance (“Archaeological Area of Interest”). Archaeological studies completed as part of our exploration program permitting and recent EIA study work have shown that to date, there are no sites of cultural or archaeological significance affecting the Falchani Lithium Project. The local landscape, landforms, higher elevation and rock weathering style at the project was not conducive for hosting, or preservation of, sites of archaeological significance. An overview of the results of the archaeological studies, including excavations available to date, is being prepared for presentation to the Ministry of Culture of Peru.

Macusani Uranium Project Highlights

The Macusani Uranium Project is one of the largest undeveloped uranium projects in the world containing significant measured, indicated and inferred uranium resources. Located approximately 25 kilometres away from the Company’s Falchani Lithium Project, the Macusani Uranium Project is proximal to excellent infrastructure and has a significant unexplored land package.

Preliminary Economic Assessment

The Company completed and filed on SEDAR on February 10, 2016, an updated PEA based on the combined resource estimate. The PEA was completed by UK based, mining engineering consultants Wardell Armstrong International and GBM Minerals Engineering Consultants Limited and contains a detailed base case which contemplates the construction of a conventional open pit mining operation with a centralized processing facility.

An injunction restoring concession title, rights and validity has been granted by judicial resolution for three of the four concessions incorporated in the mine plan for the Macusani Uranium Project PEA, and the rights have been restored to the Company. Six concessions total contain mineral resources, of which two are not included in the Macusani Uranium Project PEA, which is filed under the Company’s profile on SEDAR at www.sedar.com.

Unless otherwise stated, all dollar figures for the PEA are in United States dollars and the economic highlights represent Plateau’s 100% interest in the Macusani Uranium Project. Please refer to the Cautionary Note Regarding Concessions section included in this MD&A.

18

Management’s Discussion and Analysis

Key Highlights of the Macusani Uranium Project PEA:

•	Cash Operating Costs[1]: $17.28/lb U3O8 average life of mine (“LOM”)
•	Initial Capital Expenditures: $249.7 M plus $50.1 M contingencies
•	Total Sustaining Capital Costs[1]: $43.9 M
•	Net Present Value(8%): ($50/lb U3O8 selling price): $852.7 M pre-tax / $603.1 M after-tax
•	Internal Rate of Return: ($50/lb U3O8): 47.6% pre-tax / 40.6% after-tax
•	Payback Period: ($50/lb U3O8): 1.69 years pre-tax / 1.76 years after-tax
•	Production Profile: 6.09 Mlbs/yr average LOM
•	Operating Profile: near surface open pit mining of five deposits along with a small high-grade underground mine operation, heap leach process plant
•	Mining Rate: 109.0 Mt/yr at 289 ppm U3O8 for 10 years at an average strip ratio of 2:1 (waste:mineralized material)
•	Processing Throughput: 10.9 M tonne per annum
•	High-grade scenarios were also considered with both heap leach and tank leach processing options and the Company continues to evaluate optimization scenarios

1 Financial metrics which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS. See Alternative Performance Measurements section in this MD&A for additional information.

Processing work tailored towards upgrading, or pre-concentrating, through communition/concentration studies on the uranium mineralization was planned for early 2020. The test work programs were deferred to the end of the year. The research and development work was restarted in August 2020 with extremely encouraging results released March 30, 2021. The work utilized mineralization from 3 main deposits, with the following results: Colibri II-III Deposit – 81.6% of U retained in 35.3% of original mass passing 300 μm; Calculated Head Grade of 270 ppm U upgraded to 623 ppm U (Upgrade factor 2.3) using double scrubbing for 12 minutes each cycle; Corachapi Deposit – 73% of U retained in 31% of original mass passing 212 μm; Calculated Head Grade of 245 ppm U upgraded to 570 ppm U (Upgrade factor 2.3) using initial scrubbing for 15 minutes at 60% solids (by mass) followed by secondary scrubbing for 5 minutes at 45% solids. The upgrading results highlight the opportunity to bring in lower grade deposits previously not included in the PEA production schedule, and the higher grade feed material should positively impact the PEA Capital Costs with a smaller plant footprint and PEA Operating Costs due to lower energy and reagent costs. Trade off studies between original heap leach processing and tank/vat leach processing options will be conducted using the upgraded fraction achievable in a scrubbing and classification circuit.

Significant work programs going forward are dependent on COVID-19, the pending framework for uranium transport and export in coordination with the International Atomic Energy Agency and the Peruvian Institute of Nuclear Energy (the “New Uranium Regulations”) in country.

Readers are cautioned that the PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty the results of the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional work is required to upgrade the mineral resources to mineral reserves. In addition, the mineral resource estimates could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

19

Management’s Discussion and Analysis

Environmental

The Company has initiated components of an EIA covering the project building on the Environmental Baseline Study.

Within the Macusani Uranium Project area lies an Archaeological Area of Interest which includes sites of cultural interest. The area boundaries are very clearly defined and are well-known to people working in the region. The Company continues working with highly respected and experienced environmental and archaeological professionals, local communities and Peruvian authorities to develop a plan to protect any sites located in proximity to the proposed future project operations. The Macusani Uranium Project and proposed future infrastructure for operations currently does not directly affect any such sites.

With the assistance of the Ministry of Culture of Peru, the Company has spent the past three years conducting a professional archaeological study in the project area. This is a full archaeological research project that the Company’s team initiated and is still on-going. Whilst initial completion of field work was targeted for H1 2020, followed by presentation of the archaeological study to the Ministry of Culture in 2020, timing will now be subject to easing of the Peru government’s COVID-19 lockdown restrictions, which have impacted access to the site. However, desktop work is still ongoing and when it is safe to resume work on-site, the Company expects the work to be completed within a few months.

The Company remains fully informed of the progress of this archeological study and is confident based on the findings to date, that together with the qualified investigating team, will work towards an outcome that respects, salvages and preserves cultural heritage where it exists. In addition, all of the recently validated artefacts are currently exposed to natural erosion and decay from the weather conditions that characterize the Macusani plateau, therefore a logical, preserving solution should be found. It is positive to see the government pro-actively working towards an actionable outcome on both accounts, and it is indicative of the level of support across the board for the Company’s projects.

The Company, and its predecessor companies, have been exploring continuously in the Macusani area since the initial land acquisition in 2005. All exploration activities are completed under fully approved social, community agreements and exploration/mining permits.

Peru Exploration

Exploration activities during the period were limited by restrictions due to COVID-19 with the only recent activity being collection of uranium outcrop samples from the Macusani Uranium project for the pre-concentration test work. Five areas spread between various drilled targets with reported uranium resources were covered by radiometric mapping and surface sampling. The results of this surface exploration activity were released on January 25, 2021. Exploration work including trenching and sampling started in the Quelcaya village area where new occurrences of Li-rich rocks were initially reported in 2019. The recent prospecting and mapping activities demonstrate that the new lithium occurrences in the vicinity of the Quelcaya village are more extensive than initially modelled. These results were released May 20, 2021.

Exploration work is currently being planned and permitted to support the following:

•	Extension/in-fill drilling at the Falchani lithium deposit
•	Initial exploration drill testing of the two new lithium target areas at Quelcaya
•	Drilling to expand/extend several of the uranium deposit following up the positive sampling and radiometric prospecting results on the Macusani project.

Scientific and technical data for Peruvian projects included in this MD&A has been reviewed and approved by Ted O’Connor, P.Geo., a Director, and Technical Advisor of the Company, and a Qualified Person pursuant to NI 43-101. Scientific and technical information for the Peruvian projects in this MD&A is based on, and further information about, the Falchani Lithium and the Macusani Uranium Projects (collectively, the “Projects”) is available from Technical Reports prepared in accordance with NI 43-101, filed on SEDAR:

(1) "Macusani Project, Macusani, Peru, NI 43-101 Report – Preliminary Economic Assessment” prepared by Mr. Michael Short and Mr. Thomas Apelt, of GBM Minerals Engineering Consultants Limited; Mr. David Young, of The Mineral Corporation; and Mr. Mark Mounde, of Wardell Armstrong International Limited dated January 12, 2016; and (2) the “Falchani Lithium Project NI 43-101 Technical Report – Preliminary Economic Assessment” prepared by John Joseph Riordan, David Thompson, Valentine Cotzee of DRA Pacific and Mr. Stewart Nupen of The Mineral Corporation, effective February 4, 2020.

20

Management’s Discussion and Analysis

Outlook

The Company continues to believe that the growing demand for lithium ion batteries will continue to drive demand for lithium products and that the domestic market for lithium products will be under supplied for many years to come. The uranium market is equally compelling with persistent supply/demand imbalance, improving price environment and continuing steady demand growth. These situations position the Company well should the Company be able to raise the required capital to continue its exploration and development efforts with the goal of successfully developing commercially viable lithium and uranium deposits.

Abandoned Properties

Extinction Ridge Property - Nevada, USA

In November 2018, the Company finalized a purchase/royalty agreement with Nevada Alaska Mining Co., Inc. (“Extinction Ridge Royalty Holder”), who has the claims and title to a series of unpatented lode mining claims located in Eureka County, Nevada, USA (the “Extinction Ridge Property”), subject to an overriding 2% gross royalty, of which 1% can be purchased within 6 years for $1 million. Under the agreement, the terms of the purchase is outlined below:

As at February 4, 2019, the Company fulfilled its commitments and acquired an 100% undivided interest in the Extinction Ridge Property.

During the year ended February 28, 2021, the Company elected not to continue exploration on the property and wrote-off the related costs it had incurred.

Summary of Quarterly Results

The following table sets out selected quarterly financial information for each of the eight recently completed quarters. The financial information has been reported in accordance with IFRS.

	Feb 28, 2021	Nov 30, 2020	Aug 31, 2020	May 31, 2020
	$	$	$	$
Total assets	17,189,542	17,851,841	17,215,884	1,700,605
Total liabilities	1,552,695	1,990,590	630,359	679,516
Working capital	4,812,870	4,751,382	6,187,254	330,610
Revenues	-	-	-	-
Net loss	(2,382,777)	(6,142,042)	(3,580,498)	(856,158)
Loss per share	(0.02)	(0.05)	(0.03)	(0.01)

	Feb 29, 2020	Nov 30, 2019	Aug 31, 2019	May 31, 2019
	$	$	$	$
Total assets	1,657,029	962,366	5,710,832	10,076,431
Total liabilities	651,315	489,836	438,249	330,387
Working capital (deficit)	317,153	(210,975)	(291,263)	49,092
Revenues	-	-	-	-
Net loss	(1,616,025)	(5,270,988)	(4,863,461)	(718,658)
Loss per share	(0.02)	(0.08)	(0.08)	(0.01)

21

Management’s Discussion and Analysis

The Company has not yet earned revenue from any of its mineral properties. If a property is determined to have limited exploration potential the property is abandoned and expenditures are written off to operations.

Variances quarter over quarter can be explained as follows:

•	For the quarter ended February 28, 2021, the higher net losses are related to significant marketing expenses of $2,103,464, exploration and evaluation costs of $533,002, and a write-off of exploration and evaluation assets of $251,133 for the Extinction Ridge Property.
•	For the quarter ended November 30, 2020, the higher net losses are related to significant marketing expenses of $522,930, share-based compensations of $4,732,320, and exploration and evaluation costs of $555,653.
•	For the quarter ended August 31, 2020, the higher net losses are related to significant marketing expenses of $3,108,620 and exploration and evaluation costs of $192,853.
•	For the quarter ended November 30, 2019, the higher net losses are related to a write-off of exploration and evaluation assets of $4,880,309 for the Colorado property.
•	For the quarter ended August 31, 2019, the higher net losses are related to a write-off of exploration and evaluation assets of $4,191,357 for the Gap Lode Claim Block property.

Selected Annual Information

The following financial information is derived from the Company’s annual audited financial statements for the years ended February 28, 2021, February 29, 2020, and February 28, 2019, has been prepared in accordance with IFRS and is presented in Canadian dollars, unless otherwise indicated:

	For the year ended
	February 28, 2021	February 29, 2020	February 28, 2019
	$	$	$
Revenues	-	-	-
General and administrative expenses	(12,710,342)	(3,397,466)	(7,907,312)
Loss and comprehensive loss	(12,961,475)	(12,469,132)	(16,816,018)
Basic and diluted loss per common share	(0.12)	(0.19)	(0.33)
Working capital	4,812,870	317,153	631,833
Total assets	17,189,542	1,657,029	11,015,800
Total liabilities	1,552,695	651,315	719,848

As at February 28, 2021, the Company had not yet achieved profitable operations and has accumulated losses of $57,779,620 (February 29, 2020 - $44,818,145) since inception. The basic and diluted loss per share for the year ended February 28, 2021 and February 29, 2020 was $0.12 and $0.19, respectively.

The Company’s future financial success will be dependent upon the ability to obtain necessary financing to complete the development of reserves or the discovery and development of a body of commercial ore. Such discovery and development may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine.

22

Management’s Discussion and Analysis

Results of Operations

The following table sets forth selected financial information regarding the Company’s operating and administrative expenses for the years ended February 28, 2021 and February 29, 2020:

	For the years ended
Expenses	February 28, 2021	February 29, 2020
	$	$
Consulting fees	213,104	81,715
Depreciation	1,131	-
Exploration and evaluation expenditures	1,441,414	1,146,703
Filing and listing fees	72,852	19,147
Foreign exchange loss	17,731	25,951
General and administrative	180,164	64,360
Insurance	20,547	13,175
Management fees	443,831	355,681
Marketing	6,185,302	864,371
Professional fees	266,527	91,686
Property investigation costs	-	7,500
Registrar and transfer agent fees	51,644	25,477
Rent	52,000	38,110
Share-based compensation	3,715,490	563,420
Travel	48,605	100,170
	12,710,342	3,397,466

The table below details the significant changes in administrative expenditures for the year ended February 28, 2021 as compared to corresponding year ended February 29, 2020:

Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Increase of $131,389	Increased due to engaging more consultants for strategic and corporate advisory services.
Exploration and evaluation expenditures	Increase of $294,711	Increased due to increase in exploration activities during the year.
Management fees	Increase of $88,150	Increased due to additional fees being paid to directors for business development and management services.
Professional fees	Increase of $174,841	Increased due to incurring significant legal fees in relation to the acquisition of Plateau.
Share-based compensation	Increase of $3,152,070	Increased due to more options with higher estimated value being granted in the current year.

In relation to the increase of $5,320,931 of the Company’s marketing expenses for year ended February 28, 2021, in addition to its more traditional marketing and investor relations initiatives, the Company also implemented a strategy focused on raising market and investor awareness primarily in the United States but also Europe. With the location of the Company’s principal asset in Nevada and the renewed focus on the domestic supply of critical minerals, including lithium, in the US, the appetite and interest levels in the sector were generally very strong especially with the discovery of the large lithium resource at TLC. In addition, it made sense to support the Company’s OTCQB listing and create liquidity in American Lithium stock on that market.

23

Management’s Discussion and Analysis

With specific timing largely based on prevailing market conditions, the Company launched several marketing campaigns throughout the period, primarily utilizing Promethean Marketing Inc., a specialist in corporate marketing and investor awareness campaigns, for the US Markets and also Clarkham Capital Ltd. for some European marketing. Both companies are specialists in their fields and the Company has had a successful history of working with them. These campaigns utilized a variety of different media, including digital and online, print and hard copy, including specific mail out campaigns, articles in publications etc. and interviews with specialist news-letter writers and other journalists.

During the year these marketing initiatives were successful with the Company’s shareholder base growing to over 42,000 shareholders in the US alone, strong daily trading liquidity in the Company’s shares, including on the OTCQB, and a significant increase in the Company’s stock price over the year. All key elements in positioning the Company to utilize its stock as currency to make accretive acquisitions and raise the large amounts of capital required to continue to develop its projects and grow the Company.

Fourth Quarter

The table below details the significant changes in administrative expenditures for the three months ended February 28, 2021 as compared to corresponding period ended February 29, 2020:

Expenses	Increase / Decrease in Expenses	Explanation for Change
Exploration and evaluation	Increase of $304,259	Increased due to increase in exploration activities during the year.
Marketing	Increase of $1,488,392	Increased due to new marketing and social media campaigns engaged to increase investor awareness and increase in the marketing budget.
Professional fees	Increase of $131,033	Increased due to incurring significant legal fees in relation to the acquisition of Plateau.

During the fourth quarter ended February 28, 2021, the Company recorded a net loss of $2,382,777 or $0.02 per share compared with net loss of $6,496,334 or $0.09 per share in the fourth quarter of 2020. The Company’s cash balance increased by $19,662 during the fourth quarter of fiscal 2021 due to issuing shares for options exercised with proceed of $919,100 and warrants exercised with proceed of $2,256,103, which was partially offset by funding operating expenses, repayment of note payable, share issuance costs, and incurring exploration and evaluation expenditures.

Liquidity and Capital Resources

The Company’s liquidity and capital resources at the following dates are as follows:

	February 28, 2021	February 29, 2020
	$	$
Cash	5,506,326	804,628
Term deposit	25,023	25,061
Amounts receivable	15,824	12,953
Prepaid expenses and deposits	37,382	125,826
Accounts payables and accrued liabilities	(413,426)	(376,712)
Notes payable	-	(35,000)
Due to related parties	-	(239,603)
Current portion of long-term debt	(358,259)	-
Working capital	4,812,870	317,153

24

Management’s Discussion and Analysis

The Company has no revenue generating operations from which it can internally generate funds and therefore has been incurring losses since inception. The Company has financed its operations and met its capital requirements primarily through the sale of capital stock by way of private placements and the subsequent exercise of share purchase warrants issued in connection with such private placements and the exercise of stock options. When acquiring interests in resource properties through purchase or option, the Company issues common shares or a combination of cash and shares to the vendors of the property as consideration for the property in order to conserve its cash. The Company expects that it will continue to operate at a loss for the foreseeable future and will require additional financing to fund the development of its existing properties and the acquisition of potential resource properties.

As at February 28, 2021, the Company had working capital of $4,812,870 (February 29, 2020 – $317,153). During the year ended February 28, 2021, the Company’s cash position increased by $4,701,698, compared to a decrease of $235,849 during the year ended February 29, 2020. The increase in the current year was mainly due to proceeds from warrants exercised of $12,762,608 and stock options exercised of $1,712,600 which was partially offset by funding operating expenses and exploration and evaluation asset expenditures. The decrease in the prior year was mainly due to funding operating expenses which was partially offset by proceeds from closing of a private placement for $1,885,103, note payable of $35,000, and warrants exercised of $753,333.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties. Due to the nature of the Company’s business and the present stage of exploration of its resource properties (which are primarily early stage exploration properties with no known resources or reserves that have not been explored by modern methods), the following risk factors will apply:

COVID-19 Pandemic: In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, potentially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including the Company’s. This outbreak could decrease spending, adversely affect and harm our business and results of operations. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size or too metallurgically challenging to return a profit from production. The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The great majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Potential conflicts of interest: Certain of the Company’s directors and officers may serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest, to the extent that such other companies may participate in ventures in which the Company is also participating. The laws of British Columbia require the directors and officers to act honestly, in good faith, and in the best interests of the Company. In addition, each director must declare his or her interest and abstain from voting on any contract or transaction in which the director may have a conflict of interest.

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Management’s Discussion and Analysis

Mining Industry is Intensely Competitive: The Company’s business will be the acquisition, exploration and development of resource properties. The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Environmental Matters: Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund. The Company’s right to exploit any mining properties will be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any mineral deposit will be such that any of its resource properties could be mined at a profit.

No Assurance of Profitability: The Company has no history of earnings and, due to the nature of its proposed business, there can be no assurance that the Company will ever be profitable. The Company has not paid dividends on its shares and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is from the sale of its common shares or, possibly, the sale or optioning of a portion of its interest in its resource properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

Government Regulation: Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Dependence Upon Others and Key Personnel: The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its resource properties; (ii) the ability to produce minerals from any resource deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees. There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.

26

Management’s Discussion and Analysis

Financial Resources: The nature of the development of the Company’s properties will depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means. There can be no assurance that the Company will be successful in obtaining the required financing. Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties. In particular, failure by the Company to raise the funding necessary to maintain in good standing its various option agreements could result in the loss of its rights to such properties.

Exploration and development activities are inherently risky: The business of exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration programs. These factors can all affect the timing, cost and success of exploration programs and any future development. Although the Company carries liability insurance with respect to its exploration operations, the Company may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.

Previous operations may have caused environmental damage at certain of the Company's properties. It may be difficult or impossible to assess the extent to which such damage was caused by the Company or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective, and the Company may be responsible for the costs of reclamation.

Uninsured or Uninsurable Risks: The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Financing Risks: The Company has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdictions. The Company’s properties are primarily located on land administered by the United States Bureau of Land Management, and access is permitted subject to the completion of certain filings, tax payments and other obligations as are customary for mineral exploration companies operating in the State of Nevada.

If any of the Company's properties move to a development stage, the Company would be subject to additional risks respecting any development and production activities.

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Management’s Discussion and Analysis

Price Fluctuations and Share Price Volatility: In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual and extreme fluctuations in price will not occur.

Related Party Transactions

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

	For the years ended
	February 28, 2021	February 29, 2020
	$	$
Management fees	443,831	355,681
Share-based compensation	1,393,308	128,050
	1,837,139	483,731

During the year ended February 28, 2021, the Company entered into the following transactions with key management personnel:

Related party	Nature of transaction

Michael Kobler (“Kobler”)	Management fees for the services provided by Michael Kobler, Executive Chair and the Chief Executive Officer.
Andrew Bowering (“Bowering”)	Management fees for the services provided by Andrew Bowering, Director.

(a)	Paid or accrued management fees of $323,831 (February 29, 2020 – $235,681) to a company controlled by Kobler. As at February 28, 2021, notes payable includes a non-interest bearing demand loan of $nil (February 29, 2020 - $35,000) payable to Kobler. In addition, the Company owed $nil (February 29, 2020 - $100,717) to a company controlled by Kobler for unpaid management fees.

(b)	Paid or accrued management fees of $120,000 (February 29, 2020 – $120,000) to a company controlled by Bowering. As at February 28, 2021, the Company owed $nil (February 29, 2020 – $138,885) to a company controlled by Bowering for unpaid fees.

Critical Accounting Estimates

In the application of the Company’s accounting policies, management is required to make judgments, apart from those requiring estimates, in applying accounting policies. The most significant estimates and judgments applying to the Company’s financial statements include:

•	the determination of the element of costs recorded as exploration and evaluation assets and determination of reclamation obligations;
•	recognition of deferred tax assets and liabilities;
•	the determination that the Company will continue as a going concern for the next year; and
•	assumptions used in valuing options and warrants in share-based compensation calculation

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Management’s Discussion and Analysis

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets, provisions for restoration and environmental obligations and contingent liabilities.

Financial Instruments and Risk Management

Fair value of financial instruments

The Company’s financial instruments consist of cash, term deposit, amounts receivable, accounts payable, due to related parties, and long-term debt. As at February 28, 2021, the Company classifies its cash and term deposit as fair value through profit and loss and its amounts receivable, accounts payable, due to related parties, and long-term debt at amortized cost. The fair values of these financial instruments approximate their carrying values because of their current nature.

The Company classifies the fair value of these financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Cash and term deposit is classified under Level 1.

Level 2 – Fair value measurements are those derived from inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (derived from prices). The Company does not have any financial instruments classified under Level 2.

Level 3 – Valuations in the level are those with inputs for the asset or liability that are not based on observable market data. Accounts payable and accrued liabilities are classified under Level 3.

The Company’s financial instruments are exposed to the following risks:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and term deposit. The carrying amount of financial assets represents the maximum credit exposure. The Company has gross credit exposure at February 28, 2021 relating to cash and term deposit of $5,531,349. The cash and term deposit is held at a Canadian chartered bank and the Company considers the credit risk to be minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. As at February 28, 2021, the Company had a cash balance of $5,506,326 to settle current liabilities of $771,685. Liquidity risk is assessed as low.

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Management’s Discussion and Analysis

Foreign Exchange Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable, and loan payable that are denominated in a foreign currency. As at February 28, 2021, the Company had a net liability of US$904,008. A 10% fluctuation in the foreign exchange rate of the United States dollar against the Canadian dollar would affect the Company’s cash and accounts payable and accrued liabilities by approximately $114,700.

Interest Rate Risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at February 28, 2021, the long-term debt bears interest at a fixed 5% per annum and is payable over four years. The Company has cash balances and term deposits with interest based on the prime rate. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institution. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Commodity Price Risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of lithium. The Company closely monitors commodity prices to determine the appropriate course of actions to be taken.

During the year ended February 28, 2021, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. The Company includes the components of shareholders’ equity in its management of capital.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares to raise cash and obtain bridging loans from related parties. The Company’s investment policy is to invest its cash in investment instruments in financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

There were no changes in the Company’s management of capital during the year ended February 28, 2021.

Outstanding Share Data

As at the date of this report:

a)	Authorized: unlimited common shares without par value.

b)	Issued and outstanding: 176,722,019 common shares.

30

Management’s Discussion and Analysis

c)	Outstanding stock options:

Number of options	Exercise price $	Expiry date
203,000	1.21	July 28, 2021
356,700	2.48	April 27, 2022
281,295	3.31	January 9, 2023
1,600,000	0.31	February 9, 2023
450,000	0.35	June 29, 2023
145,000	3.93	August 17, 2023
116,000	2.79	January 9, 2024
232,000	2.24	April 23, 2024
600,000	0.25	January 4, 2025
4,329,667	1.28	September 17, 2025
89,215	1.03	December 9, 2025
8,402,877

d)	Outstanding warrants:

Number of warrants	Exercise price $	Expiry date
459,650	1.72	September 17, 2021
600,000	0.125	January 22, 2022
3,955,000	0.375	February 1, 2022
1,392,154	1.38	April 27, 2024
4,054,500	3.00	April 29, 2024
18,445,959	3.00	May 11, 2024
378,521	1.38	May 12, 2024
444,477	1.38	May 13, 2024
29,730,261

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com including, but not limited to:

•	the Company’s audited consolidated financial statements for the years ended February 28, 2021 and February 29, 2020.

This MD&A has been approved by the Board on June 24, 2021.

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